                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                      GRAY COMMUNICATIONS SYSTEMS, INC.
                     ----------------------------------
                              (Name of Issuer)

                     Class B Common Stock, No Par Value
                     ----------------------------------
                       (Title of Class of Securities)

                                389190208
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  9  Pages
                                        ---

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CUSIP No. 389190208                   13G                 Page  2  of  9  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

SAMUEL R. SHAPIRO, S.S. 259 58 4489
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

SAMUEL R. SHAPIRO IS A UNITED STATES CITIZEN
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              O   4000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              O
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              O   4000
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              O
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                  O   4000
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                  O   0.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 389190208                   13G                 Page  3  of  9  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. ID NO. 58-1830170
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. IS A GEORGIA CORPORATION
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              602,745
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power              O
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              602,745
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              O
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                  602,745
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                  18.05%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 389190208                   13G                 Page  4  of  9  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

THE KALEIDOSCOPE FUND, LP I.D. NO. 58-2126127
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

THE KALEIDOSCOPE FUND IS A GEORGIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power            180,900
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  O
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power            180,900
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  O
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                    180,900
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                       5.42%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  5  of  9  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER
             GRAY COMMUNICATIONS SYSTEMS, INC.
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
             126 NORTH WASHINGTON STREET - PO BOX 48, ALBANY, GA 31702-0048
-------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
                SAMUEL R. SHAPIRO, SHAPIRO CAPITAL MANAGEMENT COMPANY, INC.
                THE KALEIDOSCOPE FUND, L.P.
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                3060 PEACHTREE ROAD, N.W., ATLANTA, GEORGIA 30305
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
                SAMUEL R. SHAPIRO - U.S. CITIZEN
                SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. - GEORGIA CORPORATION THE KALEIDOSCOPE FUND IS A GEORGIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
                CLASS B COMMON STOCK - No Par Value
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
                389190128
-------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                                          Page  6  of  9  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
               787,645
    ---------------------------------------------------------------------------

    (b) Percent of Class:
               23.58%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              787,645
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              O
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              787,645
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              O
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         See attached
-------------------------------------------------------------------------------


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         N/A
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         N/A
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         N/A
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date)

                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)

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                                                          Page  7  of  9  Pages
                                                               ---    ---

INTRODUCTORY NOTE
This schedule 13G is being filed by Shapiro Capital Management Company, Inc., an investment adviser under the Investment Advisers Act of 1940. One or more of Shapiro Capital Management Company, Inc.'s advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Shapiro Capital Management Company, Inc. has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.

This schedule 13G is also being filed by Samuel R. Shapiro. Mr. Shapiro is the president, a director and majority shareholder of Shapiro Capital Management Company, Inc., in which capacity he exercises dispositive power over the securities reported herein by Shapiro Capital Management Company, Inc. Mr. Shapiro, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Shapiro has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Shapiro Capital Management Company, Inc.

The aggregate number and percentage of the Issuer's securities to which this schedule 13G relates is 787,645 representing 23.58% of the Issuer's outstanding shares. The beneficial ownership reported by Samuel R. Shapiro and Shapiro Capital Management Company, Inc. relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

As of December 31, 1996, Mr. Shapiro owned no shares of the Issuer for his own account. He may be deemed to be the beneficial owner of 4,000 shares owned by his wife and 783,645 shares of the Issuer as disclosed in Item 4-c-of the Schedule 13G.

Item 6. Samuel R. Shapiro is the president, director and majority shareholder of Shapiro Capital Management Company, Inc. He owns no shares of the Issuer for his individual account, but is deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of ownership of shares by his wife and his affiliation with Shapiro Capital Management Company, Inc.

Shapiro Capital Management Company, Inc. is an Investment Advisor registered under the Investment Advisers Act of 1940 and some of its clients have the right to receive dividends from the securities which it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule 13G applies.

Item 10. Certification.

Date: January 9, 1997

                           SAMUEL R. SHAPIRO
                           Samuel R. Shapiro, in his
                           individual capacity and as

                                                          Page  8  of  9  Pages
                                                               ---    ---

                           president of Shapiro Capital Management Company, Inc.

                          AGREEMENT RELATIVE TO THE
                          FILING OF SCHEDULE 13G

         THIS AGREEMENT, made as of the 9th day of January, 1997, by and between Shapiro Capital Management Company, Inc., a Georgia corporation (an investment adviser registered with under the Section 203 of the Investment Advisers Act of 1940) (the "Adviser"), and Samuel R. Shapiro, president, director and majority shareholder of the Adviser ("Affiliated Person");

                          WITNESSETH:

         WHEREAS, the Affiliated Person and the Adviser are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13G with respect to the following Issuer:

                      GRAY COMMUNICATIONS SYSTEMS, INC.
                           CUSIP NO. 389190208; and

         WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule 13G; and

         WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

         WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the Adviser so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

         WHEREAS, the Affiliated Person and the Adviser desire to file the
Schedule 13G attached hereto on behalf of each of them.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as president of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.


                           SAMUEL R. SHAPIRO

                                                          Page  9  of  9  Pages
                                                               ---    ---


                           Samuel R. Shapiro, in his
                           individual capacity and as
                           president of Shapiro Capital Management Company, Inc.